UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
The Breakfast Application Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 4, 2025

Physical address of issuer
169 Madison Ave #38148, New York, NY 10016

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$80,693	$97,793
Cash & Cash Equivalents	$60,340	$86,636
Accounts Receivable	$0	$0
Short-term Debt	$5,211	$74,513
Long-term Debt	$215,168	$0
Revenues/Sales	$282,967	$229,599
Cost of Goods Sold	$67,607	$81,132
Taxes Paid	$0	$0
Net Income	-$359,990	-$273,184

April 20, 2026

FORM C-AR

The Breakfast Application Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by The Breakfast Application Inc., a Delaware Corporation (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://thebreakfast.app/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 20, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Breakfast Application Inc. (the "Company") is a Delaware Corporation, formed on August 4, 2025.

The Company is located at 169 Madison Ave #38148, New York, NY 10016.

The Company's website is https://thebreakfast.app/.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Breakfast Application Inc. offers a social platform called The Breakfast, which connects people online to meet and talk offline, over breakfast. Branded as the world's first offline social network, the service operates through paid memberships and is available via the App Store and Google Play. The Company's headquarters is in Lisbon, Portugal. The Company's customers are located globally, primarily in major cities across North America, Europe, and the Middle East. The company's predecessor entity is The Breakfast Application, Lda. formed in Portugal on November 21st, 2018.

RISK FACTORS

Risks Related to the Company's Business and Industry

Economic downturns, political instability, or changes in regulations could affect our members' ability to access the service, pay for it, or even meet for meals.
We scale city by city. Each market has different cultures and dynamics, and there's a risk that our playbook won't adapt perfectly everywhere. Some launches may take longer to break even.

If the venture funding market slows, raising additional capital could take longer or come with less favorable terms. We are focused on building a sustainable, revenue-driven model, but future growth could be impacted.

Bigger social and dating apps could attempt to replicate parts of our model or product. Such competition could impact our growth.

Our success depends on people valuing in-person connection. Pandemics, health scares, or heightened security risks can temporarily make people less open to meeting people offline.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Breakfast Application Inc. offers a social platform called The Breakfast, which connects people online to meet and talk offline, over breakfast. Branded as the world's first offline social network, the service operates through paid memberships and is available via the App Store and Google Play. The Company's headquarters is in Lisbon, Portugal. The Company's customers are located globally, primarily in major cities across North America, Europe, and the Middle East. The company's predecessor entity is The Breakfast Application, Lda. formed in Portugal on November 21st, 2018.

Co-Issuer

Legal Name: The Breakfast Application II, a series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed:

Address: 1887 Whitney Mesa Dr., NUM 8885

Optional Address:

Country: DE

City: Henderson

State: Nevada

Zipcode: 89014

Phone Number:

Contact:

Website: https://wefunder.com/

Business Plan

For a description of our business and our business plan, please refer to the Appendix A, Business Description & Plan in the Form C: https://www.sec.gov/Archives/edgar/data/2087511/000208751125000001/document_2.pdf.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Eteri Saneblidze

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, CEO, President The Breakfast, Founder November 2018 - Present (6 years 11 months) Lisbon, Portugal

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sea Me Linen, Founder July 2015 - December 2021 (6 years 6 months) Odesa, Ukraine Minimalist natural linen bedding inspired by the experience of living by the sea Follow My Travel, Founder September 2013 - January 2016 (2 years 5 months) Odesa, Ukraine Platform to discover cool places to eat, stay, and go through the people you follow konfetafpodarok, Founder September 2008 - January 2016 (7 years 5 months) Odesa, Ukraine Online gift shop with thoughtfully curated design products from all over the world

Education

Odessa I.I. Mechnikov National University (2001 - 2005)

Name

Elizaveta Oreshkina

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, CPO, Secretary The Breakfast App, Co-Founder August 2019 - Present (6 years 2 months) Lisbon, Portugal

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Channelkit, Head of Product & Design, Co-founder October 2013 - 2018 (5 years) Splash!, Product Designer December 2016 - November 2017 (1 year) Berlin Area, Germany BSSL, Ul & Information designer, partner 2009 - 2016 (7 years) TheQuestion, Product Designer, Co-founder September 2014 - September 2015 (1 year 1 month) product design, art direction, UX/UI infodesk.pro, Information Designer & Architect, Owner January 2012 - August 2014(2 years 8 months) Client work Masterskaya®, Partner August 2010 - June 2013 (2 years 11 months) http://masterskaya.pro Post-graduate editorial design and creative thinking course IZTP, Co-founder, author, designer 2009 - 2011 (2 years)

Education

Moscow State Academy of Arts and Industry S.G. Stroganov Bachelor of Fine Arts (BA), Design and Visual Communications, General (2003 - 2009) Embassy CES, New York English Language (2010 - 2010)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Eteri Saneblidze

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, CEO, President The Breakfast, Founder November 2018 - Present (6 years 11 months) Lisbon, Portugal

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sea Me Linen, Founder July 2015 - December 2021 (6 years 6 months) Odesa, Ukraine Minimalist natural linen bedding inspired by the experience of living by the sea Follow My Travel, Founder September 2013 - January 2016 (2 years 5 months) Odesa, Ukraine Platform to discover cool places to eat, stay, and go through the people you follow konfetafpodarok, Founder September 2008 - January 2016 (7 years 5 months) Odesa, Ukraine Online gift shop with thoughtfully curated design products from all over the world

Education

Odessa I.I. Mechnikov National University (2001 - 2005)

Name

Elizaveta Oreshkina

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, CPO, Secretary The Breakfast App, Co-Founder August 2019 - Present (6 years 2 months) Lisbon, Portugal

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Channelkit, Head of Product & Design, Co-founder October 2013 - 2018 (5 years) Splash!, Product Designer December 2016 - November 2017 (1 year) Berlin Area, Germany BSSL, Ul & Information designer, partner 2009 - 2016 (7 years) TheQuestion, Product Designer, Co-founder September 2014 - September 2015 (1 year 1 month) product design, art direction, UX/UI infodesk.pro, Information Designer & Architect, Owner January 2012 - August 2014(2 years 8 months) Client work Masterskaya®, Partner August 2010 - June 2013 (2 years 11 months) http://masterskaya.pro Post-graduate editorial design and creative thinking course IZTP, Co-founder, author, designer 2009 - 2011 (2 years)

Education

Moscow State Academy of Arts and Industry S.G. Stroganov Bachelor of Fine Arts (BA), Design and Visual Communications, General (2003 - 2009) Embassy CES, New York English Language (2010 - 2010)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross

negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,500,000
Voting Rights	Each share of common stock entitles the holder to one vote on all matters submitted to stockholders. There are no limitations on voting rights.
Anti-Dilution Rights	The Company's common stock does not include anti-dilution, put, or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the investor could lose all or part or his or her investment in the securities in this offering, and may never see positive returns. Additional risks related to the rights of other security holders are discussed in Question 20 of the Form C.
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	No voting rights. As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.
Anti-Dilution Rights	The SAFEs do not include anti-dilution, put, or call rights. They convert into equity upon certain events, such as an equity financing, in accordance with their terms.

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the company to issue additional stock, an investor's interest will typically also be diluted.
Other Material Terms or information.	The SAFEs will convert into equity upon a future financing event in accordance with their terms, including applicable valuation caps and discounts. The exact ownership percentage upon conversion is not yet determinable.
Value of SAFE or Convertible Notes	$972,844

The Company has the following debt outstanding:

Type of debt	Shareholder Loan
Name of creditor	Elizaveta Oreshkina
Amount outstanding	$215,168
Interest rate and payment schedule	4.03% per annum
Amortization schedule	Loan is outstanding, not yet due. Repayment scheduled at maturity.
Describe any collateral or security	
Maturity date	August 14, 2028
Other material terms	

The total amount of outstanding debt of the company is $215,168.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$173,559.00	Product and technology, Growth and city launches, Communications and ops, Wefunder fee	September 29, 2025	Regulation CF
SAFE (Simple Agreement for Future Equity)		$207,100.00	General operations	March 1, 2025	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$50,000.00	General operations	January 1, 2025	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$25,000.00	General operations	September 1, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$100,000.00	General operations	April 1, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$1,100.00	General operations	November 1, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$25,000.00	General operations	November 1, 2023	Section 4(a)(2)

SAFE (Simple Agreement for Future Equity)		$55,000.00	General operations	October 1, 2023	Section 4(a) (2)
SAFE (Simple Agreement for Future Equity)		$12,500.00	General operations	October 1, 2023	Section 4(a) (2)
SAFE (Simple Agreement for Future Equity)		$75,000.00	General operations	April 1, 2023	Section 4(a) (2)

Ownership

A majority of the Company is owned by two people. Those people are Eteri Saneblidze and Elizaveta Oreshkina.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Eteri Saneblidze	49.5%
Elizaveta Oreshkina	49.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate substantially all of our revenue from paid membership subscriptions sold through the App Store and Google Play. For the year ended December 31, 2025, we recorded revenue of $282,967 and a net loss of $359,990. For the year ended December 31, 2024, we recorded revenue of $229,599 and a net loss of $273,184. The increase in revenue was driven by member growth and expansion across cities. Our primary expenses consist of marketing, contractor and personnel costs, and general administrative expenses, which have increased as we continue to invest in growth. In 2024, the Company had a shareholder loan of $57,442, which was classified as a current liability in the financial statements of the Portuguese entity (pre-flip). In 2025,

15

following the corporate reorganization and establishment of the U.S. parent entity, this loan, along with additional amounts advanced during 2025, was formalized under a shareholder loan agreement. The agreement has a fixed maturity of 36 months, bears interest at 4.03% per annum, and allows for repayment based on available funds.

We plan to improve profitability over the next 12 months by focusing growth in a set of key cities where we see strong traction and network effects, growing paid membership in those markets, and improving conversion and retention through product updates. We will also continue to refine pricing, make marketing more efficient, and keep operating costs under control.

Liquidity and Capital Resources

On September 29, 2025 the Company conducted an offering pursuant to Regulation CF and raised $173,559.00.

On March 1, 2025 the Company conducted an offering pursuant to Section 4(a)(2) and raised $207,100.00.

On January 1, 2025 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On September 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On April 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On November 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,100.00.

On November 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $25,000.00.

On October 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $55,000.00.

On October 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $12,500.00.

On April 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $75,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Yes, we raised additional capital in 2026 to support ongoing operations and growth.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Elizaveta Oreshkina
Relationship to the Company	CPO
Total amount of money involved	$227,500
Benefits or compensation received by related person	4.03% per annum
Benefits or compensation received by Company	
Description of the transaction	Shareholder Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Eteri Saneblidze
_____
(Signature)

Eteri Saneblidze
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

The Breakfast Application, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025 and 2024

The Breakfast Application, Inc.
Balance Sheet

Balance Sheet	Year Ended Dec, 2025	Year Ended Dec, 2024
Assets		
Current assets:		
Cash and cash equivalents	$60,340.00	$86,636.00
Accounts receivable	$0.00	$0.00
Prepaid expenses and other assets	$20,303.00	$11,107.00
Total current assets	**$80,643.00**	**$97,743.00**
Property and equipment - net	$0.00	$0.00
Non-current assets	$50.00	$50.00
Total assets	**$80,693.00**	**$97,793.00**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$2,346.00	$10,565.00
Accrued expenses	$2,865.00	$6,506.00
Deferred revenue and other liabilities	$0.00	$0.00
Member Loan - Related Party	$0.00	$57,442.00
Total current liabilities	**$5,211.00**	**$74,513.00**
Convertible notes (if any)	$0.00	$0.00
Other long term liabilities	$215,168.00	$0.00
Total liabilities	**$220,379.00**	**$74,513.00**
Stockholders' Equity:		
Total value of common stock issued	$95.00	$215.00
Total value of preferred stock issued	$0.00	$0.00
SAFE - future equity obligation	$972,844.00	$775,700.00
Additional paid-in capital	$17,187.00	$17,187.00
Accumulated Deficit	-$1,125,968.00	-$765,978.00
Accumulated Other Comprehensive Income	-$3,844.00	-$3,844.00
Total stockholders' equity:	**-$139,686.00**	**$23,280.00**
Total liabilities and stockholders' equity:	**$80,693.00**	**$97,793.00**

The Breakfast Application, Inc.
Income Statement

Income Statement	Year Ended Dec, 2025	Year Ended Dec, 2024
Revenue - net	$282,967.00	$229,599.00
Cost of revenue	$67,607.00	$81,132.00
Gross profit/loss	$215,360.00	$148,467.00
Operating expenses	$576,513.00	$422,382.00
Operating profit/loss	-$361,153.00	-$273,915.00
Other income/expense	$1,163.00	$731.00
Net profit/loss	-$359,990.00	-$273,184.00

The Breakfast Application, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2025	Year Ended Dec, 2024
Cash flows from operating activities	-$381,166.00	-$267,397.00
Cash flows from financing activities	$354,870.00	$309,826.00
Cash flows from investing activities	$0.00	$3.00
Cash at beginning of period	$86,636.00	$44,204.00
Net increase/decrease in cash	-$26,296.00	$42,432.00
Cash at the end of period	$60,340.00	$86,636.00

The Breakfast Application, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2025	Year Ended Dec, 2024
Opening Balance	$23,280.00	-$12,262.00
Net profit/loss	-$359,990.00	-$273,184.00
Stock Issued	$0.00	0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$139,686.00	$23,280.00

The Breakfast Application, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025 and 2024
$USD

ORGANIZATION AND PURPOSE

The Breakfast Application, Inc. (the "Company") is a corporation organized on August 4, 2025 under the laws of Delaware.

The Company operates a members-only social platform called *The Breakfast*, which connects people online to meet offline over breakfast. The platform facilitates one-on-one introductions between members in cities around the world.

Prior to the incorporation of the Company, operations were conducted through The Breakfast Application, Lda., a Portuguese entity formed in 2018. In 2025, the Company completed a corporate restructuring, after which The Breakfast Application, Inc. became the primary entity, while the Portuguese entity continues to support operations and employment.

The financial statements reflect the combined operations of the Company and its Portuguese subsidiary for the year ended December 31, 2025.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

Revenue Recognition
The Company generates revenue primarily from subscription-based memberships processed through third-party platforms such as Apple App Store and Google Play.

Revenue is recognized over the subscription period as services are provided to members. Payments from these platforms may be received after the reporting period due to standard payout timing.

Convertible Instruments (SAFE)
The Company has issued Simple Agreements for Future Equity (SAFEs), which are recorded within equity. These instruments provide investors the right to receive equity upon the occurrence of specified future events.

Foreign Currency
Certain balances originate from operations previously conducted in a foreign jurisdiction. Financial information has been translated into U.S. dollars using appropriate exchange rates at the reporting date.

SHAREHOLDER LOAN

In 2024, the Company had a shareholder loan of $57,442, which was classified as a current liability in the financial statements of the Portuguese entity (pre-flip).
In 2025, following the corporate reorganization and establishment of the U.S. parent entity, this loan, along with additional amounts advanced during 2025, was formalized under a shareholder loan agreement. The agreement has a fixed maturity of 36 months, bears interest at 4.03% per annum, and allows for repayment based on available funds.

COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.